

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 15, 2007

Mr. Chris Tong
Chief Financial Officer
Noble Energy, Inc.
100 Glenborough Drive, Suite 100
Houston, TX 77067

>   **Re:**   **Noble Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 3, 2006**
>   **Response Letter Dated January 9, 2007**
>   **File No. 001-07964**

Dear Mr. Tong:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and supplemental response letter dated January 9, 2007, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Engineering Comments

Properties, page 15

Proved Reserves, page 16

1.   In our prior comment 3(a), we asked for a description of the audit and review procedures performed by your internal and external engineers in the last three years. With regard to your external engineers, your February 9, 2006 letter report from Netherland, Sewell and Associates ("NSAI") states, "Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up approximately 72 percent of Noble's total proved reserves and accounting for approximately 63 percent of the present worth for those reserves." Please disclose the following information:

       (a)   Explain that your use of the term engineering audit is intended only to refer to the collective application of the procedures outlined in the document, for which the outside engineering firm was engaged to perform. Please clarify that this term may be defined and used differently by other companies.

       (b)   Indicate who selected the properties to be audited, and the basis on which those selections were made. Identify any material properties that were not subject to audit and state the reasons.

       (c)   Disclose that NSAI performed its own reserve estimates, as indicated in its reports, and identify the categories of information that NSAI did not independently verify as part of its audit (e.g., the effect of license expiration on foreign proved reserve entitlements).

       (d)   Disclose the extent to which the outside engineering firm determined that your reserve estimates were reasonable or fairly stated, relative to the criteria of "reasonable certainty," as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition in Rule 4-10(a)(2) of Regulation S-X.

       (e)   Disclose the quantity and percentage variances between the reserve estimates you prepared and those of the outside engineering firm, in the aggregate and for individual properties that are material (e.g., the range of differences between your estimates for individual fields and those of NSAI).

We believe the above information would be meaningfully situated in a separate subsection within your discussion of properties. Any mention of the independent engineering assessments, evaluations or audits appearing outside of this section should include a cross reference to these disclosures for information about the scope and limitations of the procedures performed.

2.   In our prior comment 3(d), we requested a spread sheet comparison between your estimates and those of NSAI for 2005. Please submit to us a property-by-property comparison between your estimates and those of NSAI for 2005.

3.   We also asked that you address how differences between your reserve estimates and those of your external engineers were resolved. You responded, "Differences between the estimates are reviewed for accuracy but are not further analyzed unless the aggregate variance is greater than 10%. Given the inherent uncertainties and judgments that go into estimating proven reserves, we expect that there will be differences between internal and external estimates. Accordingly, if the aggregate difference is within 10%, no further analysis is performed." Please explain your procedures in the case where the aggregate differences are greater than 10%. Address whether you ultimately adopt the external engineers' estimates.

Closing Comments

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    You may contact Donald F. Delaney, at (202) 551-3863, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact me at (202) 551-3686, with any other questions.

                                            Sincerely,

                                            Karl Hiller
                                            Branch Chief